December 9, 2014

John Reynolds Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Staff Comments dated November 18, 2014, regarding Gentor Resources Inc. Form 20-F for Fiscal Year Ended December 31, 2013 Filed May 1, 2014 File No. 333-130386

Dear Mr. Reynolds:

This letter responds to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the November 18, 2014 letter regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2013 (the “20-F”) of Gentor Resources Inc. (“Gentor”).  For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 20-F for Fiscal Year Ending December 31, 2013 filed May 1, 2014

Staff Comment No. 1.

We note your response to comment 1 in which you state you comply with Canadian requirements and your securities primarily trade on the TSX Venture Exchange. As a result of your Canadian compliance and trading activities, you believe that Instruction 3 to Paragraph (b)(5) of Industry Guide 7 is applicable to your filing and your jurisdiction of incorporation in the Cayman Islands is not applicable to your U.S. filing requirements. We re-issue comment 1. Your company may be regarded by Canadian securities regulators as a Canadian company and may be required to meet the same regulatory requirements as other Canadian filers, but for U.S. filings your location of incorporation dictates the law that is applicable to your company’s SEC filings, regardless of the stock exchange on which your securities trade. Please amend the filing by modifying your disclaimer and removing all resource disclosure from your filing.

John Reynolds
December 9, 2014

Gentor’s Response:

Gentor continues to believe that under the language of Guide 7, it should be permitted to retain its disclosure filed in Canada as required by National Instrument 43-101(“NI 43-101”) of the Canadian provincial securities regulatory authorities.  The Staff’s position seems to be that reference to “foreign law” in Guide 7 refers with respect to foreign private issuers only to the law of the issuer’s jurisdiction of incorporation, rather than to the laws of other relevant jurisdictions, such as the laws of the jurisdiction where its property is located or the laws of the jurisdiction in which the principal trading market for its securities is located.

We first note that Guide 7 refers to “foreign law” without qualification.  If the Commission had intended the limitation now asserted by the Staff, it could have specified the law of the jurisdiction of incorporation, but did not do so.  We note, further, that in the case of a foreign private issuer, if only one jurisdiction’s law is to be deemed “foreign law”, the law of the jurisdiction of incorporation is perhaps the least relevant law to consider, and the law of the location of the principal non-U.S. trading market is the most rational choice.  Gentor is a reporting issuer in Canada, and is fully subject to the disclosure requirements of the Securities Act (Ontario), including NI 43-101, to the same extent as if it were incorporated in Canada.

In other contexts, the commission and the staff expressed the desire that information made available to investors by comparable companies should be comparable in scope so that investors can have an accurate assessment of the relative merits of comparable publicly traded securities.  Gentor submits that a foreign private issuer incorporated in the Cayman Islands with a property in Asia, a headquarters in Canada and the TSX Venture Exchange (“TSX-V”) as its principal trading market is entirely comparable to a foreign private issuer with the same characteristics except that it is incorporated in a Canadian province.  It is our experience and belief that knowledgeable investors (including sophisticated U.S. investors) in TSX-V listed exploration stage mining companies, wherever located, place a very high priority on the contents of an issuer’s NI 43-101 compliant disclosure.  Preventing foreign private issuers incorporated outside Canada from including such information in their annual report on Form 20-F places them at a distinct disadvantage compared to issuers incorporated in Canada.  Further, filing two sets of disclosure documents with different disclosures concerning their principal business results in additional expense and the potential for investor confusion that in Gentor’s view is not justified by any policy consideration that would be served by treating foreign private issuers with the TSX-V as their principal trading market differently for this purpose, depending on their jurisdiction of incorporation.

Even if the Staff should adhere to its view of the meaning of the term “foreign law” in Guide 7, Gentor respectfully requests that it not be required to amend its 20-F for the year ended December 31, 2013 to delete the NI 43-101 disclosure.  Gentor’s Form 20-F was, and was required to be, filed on SEDAR in Canada in compliance with Canadian provincial securities laws.  Thus, any amendment would delete from the filing on the Canadian record information disclosed in compliance with the requirements of Canadian law.  This might result in investor confusion and inquiries from Canadian regulatory authorities.  Because Gentor no longer owns the property in question, a fact which has been conspicuously disclosed in several reports on Form 6-K, it is submitted that investors would obtain no benefit from an amendment at this time, while Gentor would incur expense and run the risk of investor and regulatory confusion.

John Reynolds
December 9, 2014

Staff Comment No. 2.

We note your response to comments 2 through 5 in which you state your Oman Property was your material property for the purposes of your fiscal year 2013 filing, but this property was sold six months later and you do not see any significant value to your shareholders or the market in expanding the requested disclosure for the Karaburun property. Your Karaburun at that time was not a material property. We reissue comments 2 through 5. Please modify your filing and disclose your Karaburun property was not material.

Gentor’s Response:

Gentor has considered the Staff’s comment and concluded that filing an amendment now to the Form 20-F to the effect that the Turkish property is not a material property would raise confusion in the Canadian public record, as the property is currently viewed as a material property for the purposes of Canadian securities laws.  Because the Turkish property is presently considered a material property, Gentor has prepared disclosure based on the information presently available to it concerning the property to address the information in comments 2 to 5 of the Staff’s letter. Gentor proposes to file this information on SEDAR in Canada and to furnish on Form 6-K in the United States.

Gentor believes that this alternative would be more useful to investors than the amendment proposed by the Staff and requests that the Staff accept the proposed filing in lieu of the amendment requested in the Staff’s letter.

* * * * *

If the Staff does not accept Gentor’s proposed resolution of these comments, Gentor would like the opportunity to discuss these matters with the Staff by telephone.

* * * * *

Gentor Resources Inc. hereby acknowledges that:

•	Gentor Resources Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Gentor Resources Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Reynolds
December 9, 2014

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 366-2221 or Christopher Barry of Dorsey & Whitney LLP at (206) 903-8815.

Sincerely,

Gentor Resources Inc

/s/ Geoffrey Farr
Geoffrey Farr
Corporate Secretary

cc:           Christopher Barry, Dorsey & Whitney LLP